[MILLER & MARTIN PLLC LETTERHEAD]

July 31, 2006

Via EDGAR

Mr. Jonathan E. Gottlieb

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549-4561

Re:

Cornerstone Ministries Investments, Inc. -
Form SB-2
File No. 333-131861

Dear Mr. Gottlieb:

During the course of our phone correspondence you have asked that we provide you information regarding the Series C, F and G offerings by Cornerstone Ministries Investments.  The following text identifies the indenture that each series was (or, in the case of Series G, will be) issued under.

Series C:

The Series C securities were issued and are outstanding pursuant to the Trust Indenture dated January 29, 2002 between PIF/Cornerstone Ministries Investments, Inc. (the company’s prior name) and Regions Bank.  Trinity Trust Company succeeded Regions as trustee.  The indenture can be found as exhibit 4.4 to post-effective amendment no. 1 to the Form SB-2 filed February 1, 2002 (File No. 333-75152).

Series F:

The Series F securities were issued and are outstanding pursuant to the Trust Indenture dated April 29, 2003 between Cornerstone Ministries Investments and Trinity Trust Company.  The Indenture can be found as exhibit 4.3 to the Form SB-2 filed by the company on April 29, 2003 (File No. 333-104810).  This Indenture was originally entered into in connection with the company’s Series E offering.  Section 9.06 of the Indenture provides that the company may issue additional securities under the Indenture so long as the additional securities are of equal standing and priority with all other securities issued under the Indenture and the company is not in default.  The additional securities must be issued pursuant to a resolution adopted by the company’s board and a supplement to the Indenture.  Accordingly, the company and the trustee executed the First Supplement to Trust Indenture on November 1, 2004 establishing the Series F securities.

Jonathan E. Gottlieb

July 31, 2006

Series G:

The Series G securities are proposed to be issued pursuant to the April 29, 2003 indenture (i.e., the same indenture referenced in the Series F discussion above).  The company and the trustee have prepared and signed a Second Supplement to Trust Indenture that establishes the Series G securities.

Please feel free to call me at (404) 962-6442 if you have any questions regarding the information provided above.  The Company looks forward to resolving these issues as quickly as possible and will cooperate in any manner to achieve this objective.

Sincerely,

/s/ Michael P. Marshall, Jr.

Michael P. Marshall, Jr.

MPM:eh

Enclosures

cc:

John T. Ottinger